Rule 424(b)(3)
                                                  Registration No. 33-62777

PRICING SUPPLEMENT NO.:  14   dated     November 17, 1997


                         THE WALT DISNEY COMPANY

                            Medium-Term Notes

This Pricing Supplement accompanies and supplements the Prospectus dated March 7, 1996, as supplemented by the Prospectus Supplement, dated March 7, 1996 (the "Prospectus Supplement").

The Notes have the following terms (as applicable):
Rate:  / / Fixed Rate     /X/ Floating Rate*     / / Zero Coupon
       / / Discount

* Under the circumstances specified below under "Interest Rate Provisions for Floating Rate Notes - Interest Trigger Provision", the interest rate applicable to the Notes may become fixed at 0% with respect to all periods commencing on December 24, 1997 through December 24, 2007.

Form:  /X/ Book-Entry     / / Definitive

Principal Amount:         $60,000,000

Original Issue Price:     100%

CUSIP No:                 25468PAP1

Proceeds to the Company:  $59,970,000

Discount or Commission to Agents:  $30,000

Original Issue Discount:  Yes; see "Certain Federal Income Tax Consequences"
                          below.

Original Issue Date:     11/24/97

Stated Maturity:    12/24/07

Yield to Maturity:  N/A

Earliest Redemption Date:     N/A

Redemption Price:   N/A

Interest Rate Provisions for Floating Rate Notes  (See "Interest Trigger
     Provision" below for circumstances that will affect the calculation of the interest rate):

  Initial Interest Rate: 5.6075% per annum from November 24, 1997 to but excluding December 24, 1997 (which initial interest rate is based on one-month LIBOR minus 0.08%)

     Base Rate or Rates:
         Commercial Paper Rate
     /X/ LIBOR:
           / /   Reuters Monitor Money Rates Service
           /X/   Dow Jones Telerate Service
           / /   Index Currency
     / / Treasury Rate
     / / Prime Rate
     / / Federal Funds Rate
     / / CD Rate
     / / CMT Rate
           / /  Dow Jones Telerate Page 7055
          / /   Dow Jones Telerate Page 7052
                / /   Week
                / /   Month
          / /  CMT Maturity Index:  ________
     / / Other:  ______

     Spread:   Minus 0.08%

     Index Maturity:
     / / 1 Month
     /X/ 3 Months
     / / 6 Months
     / / 1 Year
     / / Other (specify)

     Maximum Interest Rate:   N/A

     Minimum Interest Rate:   0% per annum

     Interest Trigger Provision: In the event that, at 12:00 p.m. (New York City time) on December 17, 1997 (the "Trigger Time"), the 10-Year Treasury Rate (as defined below) is (a) less than 5.8380%, then the interest rate applicable to the Notes will be equal to the amount calculated in accordance with the provisions set forth above under "Interest Rate Provisions for Floating Rate Notes" multiplied by two
     (2) with respect to all periods commencing on December 24, 1997 through December 24, 2007, or (b) equal to or greater than 5.8380%, then the interest rate applicable to the Notes will be equal to zero percent (0%) with respect to all periods commencing on December 24, 1997 through December 24, 2007.

     As used herein, "10-Year Treasury Rate" means the rate set forth at the Trigger Time for Treasury Bills having a maturity of ten (10) years on the Dow Jones Telerate Service Page 7690. If, at the Trigger Time, such rate is not available, then the 10-Year Treasury Rate will be calculated by General Re Financial Products Corporation, which is the Company's counterparty in a hedging transaction entered into by the Company concurrently and in conjunction with the issuance of the Notes ("GRFP"), and will be a yield to maturity based on the arithmetic mean of the secondary market mid-market prices as of approximately 3:30 p.m. (New York City time) on December 17, 1997 reported, according to their written records, by three leading primary United States government securities dealers (each a "Reference Dealer") in the City of New York selected by GRFP, for the most recently issued direct non-callable fixed rate obligations of the United States (Treasury Bill) with an original maturity of approximately ten years and a remaining term to maturity of not less than nine years. If GRFP cannot obtain three such Treasury Bill quotations, the 10-Year Treasury Rate will be calculated by GRFP and will be a yield to maturity based on the arithmetic mean of the secondary market mid-market prices as of approximately 3:30 p.m. (New York City time) on December 17, 1997 of three Reference Dealers in the City of New York (from five such Reference Dealers selected by GRFP) and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for Treasury Bills with an original maturity of greater than ten years and a remaining term to maturity closest to ten years. If two Treasury Bills with an original maturity of greater than ten years have remaining terms to maturity equally close to ten years, the quotes for the Treasury Bill with the shorter remaining term to maturity will be used. If three or four (and not five) of such Reference Dealers provide quotations as described in this clause, then the 10-Year Treasury Rate will be based on the arithmetic mean of the mid-market quotations obtained and neither the highest nor lowest of such quotations will be eliminated. If fewer than three Reference Dealers selected by GRFP provide quotations, the 10-Year Treasury Rate will be either the arithmetic mean of such quotations or, in the event that one quotation is provided, the 10-Year Treasury Rate will be that quotation.

Interest Payment Dates:
     / /   Third Wednesday of each month
     / /   Third Wednesday of each March, June,
                September and December
     / /   Third Wednesday of each _________
                and _________
     / /   Third Wednesday of each _________
     /X/   Other (specify)  Each March 24, June 24, September 24 and December
                            24 commencing December 24, 1997 to and including
                            December 24, 2007

Regular Record Dates:
     /X/   Fifteenth day (whether or not a Business Day)
           immediately preceding the related Interest
           Payment Date
     / /   Other (specify) __________

Interest Payment Period:
     / /   Monthly
     /X/   Quarterly
     / /   Semiannually
     / /   Annually

Interest Reset Period:
     / /   Daily
     / /   Weekly
     / /   Monthly
     /X/   Quarterly
     / /   Semiannually
     / /   Annually

Interest Reset Dates:  **
     / /   As specified in Prospectus Supplement
     /X/   Other (specify)  Each March 24, June 24, September 24 and
                            December 24, commencing December 24, 1997

Interest Determination Date: **
     /X/   As specified in Prospectus Supplement
     / /   Other (specify) __________

** If the 10-Year Treasury Rate at the Trigger Time is equal to or greater than 5.8380%, then the interest rate applicable to the Notes shall be fixed at 0% with respect to all periods commencing on December 24, 1997 through December 24, 2007. See "Interest Rate Provisions for Floating Rate Notes - Interest Trigger Provision" above.

Calculation Agent:       Citibank, N.A.

Plan of Distribution:    J.P. Morgan & Co. has acted as agent for the
                         Company in connection with the sale of the Notes.

Certain Federal Income Tax Consequences:     The following is a summary of
     certain United States Federal income tax consequences of the purchase, ownership and disposition of Notes and supplements the disclosure in the Prospectus Supplement. Unless otherwise stated, this summary deals only with Notes held as capital assets (generally, assets held for investment under the Internal Revenue Code of 1986, as amended
     (the "Code")) by Holders who purchase Notes upon original issuance.
     The tax treatment of a Holder of Notes may vary depending upon his particular situation. This summary does not address all of the tax consequences that may be relevant to Holders who may be subject to special tax treatment such as insurance companies, broker-dealers, tax-exempt organizations, persons that will hold the Notes as part of a "synthetic security" or "hedge" or foreign taxpayers. In addition, this summary does not address any aspect of state, local, or foreign tax laws. This summary is based on the United States Federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. Each investor is urged to consult his tax advisor as to the particular consequences of purchasing, owning and disposing of Notes, including the application and effect of United States Federal, state, local, and foreign tax laws.

Contingent Interest Payments: For United States Federal income tax purposes, the Notes offered hereby will be considered to be a contingent payment debt instrument ("CPDI"). The application of these CPDI rules to the Notes will generally require a Holder to include in income, as ordinary income, the amount of the actual interest payment received (or accrued in the case of a Holder that uses an accrual method of tax accounting).

     More specifically, interest on the Notes will accrue on a constant yield basis at a "Comparable Yield" of 3-month LIBOR minus 0.10% and will be subject to positive or negative adjustments based upon a "Projected Payment Schedule". In this case, the Projected Payment Schedule will be based on the initial offering price of the Notes multiplied by the comparable yield. If the actual amount of the interest payment on the Notes differs from the projected amount of the payment, the difference will result in either an increase or decrease in the amount includible in income as interest on the Notes.

Sale, Exchange or Retirement of Notes: A Holder's tax basis in the Notes is increased by any interest previously accrued by the Holder in accordance with the projected payment schedule and decreased by the projected amount of any contingent payments previously made to the Holder. In the case of the Notes, a Holder's tax basis in the Notes will generally stay constant and be equal to the Holder's purchase price for such Notes. Any gain recognized by a Holder on the sale, exchange or other disposition of the Notes will generally be treated as ordinary interest income. Any loss on the sale, exchange or other disposition of the Notes will generally be treated as ordinary loss to the extent of the Holder's total net interest inclusions on the Note. Any additional loss will be treated as a capital loss.